

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via Email</u>
Steven Stern
President
Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I, Inc.
Morgan Stanley Capital Holdings LLC
Bank of America, National Association
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re:** **Morgan Stanley Capital I Trust 2011-C3**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-167764-01**
>
> **Morgan Stanley Capital Holdings LLC**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 025-00606**
>
> **Bank of America, National Association**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 025-00530**

Dear Mr. Stern:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Body of Form 10-K

1. With respect to Wells Fargo Bank's (Corporate Trust Services) Assessment of Compliance with Servicing Criteria, we note your statement that management has identified material noncompliance attributable to errors impacting payments, "including those for a subset of RMBS transactions in the platform that contain multi-group features," which you refer to as the Subject Transactions. The disclosure does not clearly explain the scope of the transactions to which the noncompliance relates. For example, the disclosure does not explain whether the material noncompliance identified included noncompliance for the particular transaction covered by this Form 10-K. Please amend to clarify or tell us why such amendment is not necessary.

Body of Form 10-K and Exhibit 33.6

2. Also with respect to Wells Fargo Bank's (Corporate Trust Services) Assessment of Compliance with Servicing Criteria, we note your statement that "management has determined the modeling errors for Subject Transactions to be the most significant issue resulting in material *instances* of noncompliance" (*emphasis added*). Item 1122 requires *disclosure of any material instance of noncompliance* identified by the party. You have not disclosed each material instance of noncompliance separately as required by Item 1122. As a result, the disclosure is not clear, for example, how all of the errors were related, if true, or whether each were separate instance of noncompliance caused by different modeling errors that were unrelated. Please amend to clarify or tell us why such amendment is not necessary.

Exhibit 31

3. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). For example, the certification includes introductory language not set forth in Item 601(b)(31)(ii) and you include the title of the certifying individual in the first sentence of the certification. We also note that paragraph four of your certification includes language not set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

Form ABS-15G

4. We note that the Form ABS-15Gs that Morgan Stanley Capital Holdings LLC and Bank of America, National Association each filed on February 14, 2014 as securitizers of Morgan Stanley Capital I Trust 2011-C3 each include a footnote that they have "attempted to gather" information required by Rule 15Ga-1 by conducting specified actions "…among other

things..” and that the each securitizer cannot be certain that they have obtained all applicable Reporting Information because “among other things” of specific reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that can acquired without unreasonable effort or expense. Please amend the relevant Forms ABS-15G to clearly indicate that each securitizer has provided 1) the information that they do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why any omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Errett, Special Counsel, at 202-551-3225 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Kevin C. Blauch
        Sidley Austin